NovoCure Limited

Le Masurier House

La Rue Le Masurier

St. Helier, Jersey JE2 4YE

December 15, 2017

VIA EDGAR

Kevin J. Kuhar

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549

Re:NovoCure Limited

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 23, 2017

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Filed October 26, 2017

File No. 1-37565

Dear Mr. Kuhar:

On behalf of NovoCure Limited (the “Company”), I am submitting this letter in response to the comments received from Kevin Kuhar, Accounting Branch Chief of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in a letter dated December 1, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2016 filed February 23, 2017 and Form 10-Q for the quarterly period ended September 30, 2017 filed October 26, 2017.

For your convenience, set forth below in italics are each of the comments in the Comment Letter, followed by the Company’s response to that comment.  References in this letter to “we,” “our” or “us” mean the Company.

Form 10-K for the Fiscal Year Ended December 31, 2016

Exhibits 31.1 and 31.2

1.

We note the certifications provided do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows for these omissions.  Please amend the filing to

Kevin J. Kuhar

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

December 15, 2017

provide revised certifications.  You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.  Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.  This comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017.

Response: We acknowledge the Staff’s comment and will file on the date hereof abbreviated amendments to our Form 10-K for the fiscal year ended December 31, 2016 and our Forms 10-Q for the quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017.  Such amendments will include revised certifications to include paragraph 4(b) and the introductory language in paragraph 4 as indicated by the Staff.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 16

2.

We note your disclosure that the non-GAAP measure operating expenses net of non-cash expenses is useful because it shows your operating expenses without the impact of non- cash items.  Please expand your disclosure to provide more specific insight into the reasons that you believe this measure is useful to investors and to clearly explain how investors should use the measure pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.  Also revise your disclosure to describe the additional purposes, if any, for which management uses this measure.  Refer to Item 10(e)(1)(i)(D) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will modify future filings to expand upon our disclosure related to the non-GAAP measure of “total operating expenses, net of non-cash expenses.”  In future filings, we will supplement this disclosure to add disclosure explaining that this measure allows investors to better understand and evaluate our operating results in the same manner as management, compare financial results across accounting periods and to better understand the long-term performance of our core business in future periods.  In addition, we will explain that management finds it useful to exclude certain non-cash expenses to assist in budgeting, planning and forecasting future periods. We will also disclose that management discusses this measure with the Audit Committee of the Board of Directors of the Company, when appropriate, for the purposes of reviewing the Company’s performance and the use of its cash resources.

* * * * *

Kevin J. Kuhar

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

December 15, 2017

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please contact Kimberly Burke, Senior Counsel, at 610-915-2469 or kburke@novocure.com.

Sincerely,

/s/ Wilhelmus Groenhuysen

Wilhelmus Groenhuysen

Chief Financial Officer